Filed Pursuant to Rule 433
Registration No. 333-293554
April 27, 2026

Blue Moon Metals Inc.

Treasury Offering of Common Shares

Term Sheet	April 27, 2026

A base shelf prospectus dated September 23, 2025 (the "base shelf prospectus") containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (except Quebec). The base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents are accessible through SEDAR+ at www.sedarplus.ca. Copies of these documents may be obtained without charge from Scotia Capital Inc. at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, or by telephone at (416) 863-7704 or by email at equityprospectus@scotiabank.com.

Blue Moon Metals Inc. has filed with the United States Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-10 (of which the Canadian base shelf prospectus forms a part). The registration statement, together with any applicable prospectus supplement, registers the offer and sale of the securities in the public offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may access these documents for free by visiting the SEC’s EDGAR website at www.sec.gov/EDGAR. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the foregoing documents, or you may request such documents in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York 10281, or by telephone at 1-212-225-6853 or by email at us.ecm@scotiabank.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus and the shelf registration statement, any amendment to the foregoing and any applicable prospectus supplement, including the documents incorporated by reference therein, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Issuer:	Blue Moon Metals Inc. (the “Company”).
Public Offering:	Treasury offering (the "Public Offering"), comprised of 10,000,000 common shares of the Company (the “Shares”) (before giving effect to any exercise of the Over-Allotment Option).
Public Offering Amount:	C$100,000,000 (before giving effect to any exercise of the Over-Allotment Option).
Offering Price:	C$10.00 per Share (the "Offering Price").
Offering Type:

Bought deal by way of a prospectus supplement to the Company’s short form base shelf prospectus dated September 23, 2025 filed in all provinces and territories of Canada (except Quebec) and in the United States pursuant to a registration statement on Form F-10 (of which the short form base shelf prospectus forms a part) and a prospectus supplement related to the Public Offering filed with the SEC pursuant to the U.S.-Canadian Multi-Jurisdictional Disclosure System (the “MJDS”).

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days after Closing, to purchase up to an additional 1,300,000 Shares at the Offering Price (representing up to approximately C$13 million of Shares) and on the same terms and conditions as the Public Offering to cover over-allotments, if any, and for market stabilization purposes.

Concurrent Private Placement:

In addition to the Public Offering, the Company will issue, in one or more tranches, 5,000,000 Shares at the Offering Price on a private placement basis (the “Concurrent Private Placement” and, together with the Public Offering, the "Offerings") for gross proceeds of approximately C$50 million. The Concurrent Private Placement will be conducted: (i) in each of the provinces and territories of Canada pursuant to available exemptions to the prospectus requirement under applicable Canadian securities laws, (ii) in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and (iii) in such other jurisdictions outside of Canada and the United States as may be agreed. The Shares sold pursuant to the Concurrent Private Placement will be subject to a statutory hold period in Canada of 4 months from the applicable closing date of the Concurrent Private Placement. The Shares sold pursuant to the Concurrent Private Placement in the U.S. or to U.S. persons (as defined under Regulation S under the U.S. Securities Act) will be restricted securities under U.S. securities laws.

The initial closing of the Concurrent Private Placement shall occur concurrently with the closing date of the Public Offering. The closing of the Public Offering is not conditional on the closing of the Concurrent Private Placement.

Use of Proceeds:

The net proceeds from the Public Offering are expected to be used for (i) construction at the Nussir project and underground development and exploration at the Blue Moon project, and (ii) general corporate and administrative expenses.

The net proceeds of the Concurrent Private Placement are expected to be used for (i) development and optimization of the Blue Moon and Nussir projects, (ii) exploration and development work at the Apex and Springer projects to put the Company in a position to prepare technical reports in respect of both the Apex and Springer projects, and (iii) general corporate and administrative expenses.

Listing:

An application will be made to list the Shares on the TSXV and a notification of the listing of additional shares will be submitted to the Nasdaq Capital Market. The existing common shares of the Company are listed on the TSXV under the symbol “MOON” and the Nasdaq Capital Market under the symbol “BMM”.

Eligibility:	The Shares are eligible under the usual statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs, TFSAs and FHSAs.
Bookrunners:	Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity
Commission:

5.00% of the gross proceeds of the Offerings (including the Over-Allotment Option, if exercised), with the fee reduced to 2.50% on gross proceeds of the Offerings received from the following subscribers: Teck Resources Limited, Orion Resource Partners, Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals and Altius Minerals Corporation.

Closing:

The Public Offering will close on or about May 6, 2026, or such later date as mutually agreed by the Company and the Joint Bookrunners on behalf of the Underwriters.

The Concurrent Private Placement will close on or about May 6, 2026, or such later date as mutually agreed to by the Company and the Joint Bookrunners on behalf of the Underwriters, including to accommodate for multiple tranches of the Concurrent Private Placement, if applicable.